[Letterhead of Coeur d’Alene Mines Corporation]

December 5, 2012

VIA ELECTRONIC MAIL

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	SEC Comment Letter, dated November 28, 2012, with respect to Coeur d’Alene Mines Corporation, Form 10-K for Fiscal Year Ended December 31, 2011, Filed February 23, 2012, File No. 001-08641

Dear Ms. Jenkins:

This letter confirms that Coeur d’Alene Mines Corporation (the “Company”) received the November 28, 2012 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (filed February 23, 2012).

The Company hereby requests that the Staff permit the Company to provide its response to the comments by December 21, 2012, which is seven business days after the originally requested response date.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions concerning this letter or the request for an extension, please contact me at (208) 699-6402 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Very truly yours,

/s/ Casey M. Nault

Casey M. Nault